P.E. 2/5/02

1160110

02013885

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VIVENDI
Environnement

FEBRUARY 4, 2002

PRESS RELEASE

2001 consolidated revenue (*):

10.9% increase to €29.1 billion

Consolidated revenue at December 31, 2001 increased 10.9% to €29.1 billion compared with €26.3 billion at December 31, 2000. Internal growth was 7.5% in 2001 despite a more challenging environment internationally. External growth was mainly due to the implementation of the EDF-Dalkia agreement.

Vivendi Environnement

At Dec. 31, 2000 (in €m) (1)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect (2)
26,263	29,127	+10.9%	+7.5%	+3.2%	+0.2%

(1) Including operating subsidies and not including construction for internal use assets (€-218 million vs 2000 released figures).
(2) Currency exchange rate had a positive effect of €60m because of the rise in the average rate of the U.S. dollar.

Revenue generated outside France was €16.7 billion, or 57.5% of total revenue. This amount was up 8.7% year-on-year and is comprised of €5.5 billion from North America (up 11.2%), €9 billion from Europe (up 8.3%) and €2.2 billion from the rest of the world (up 4.7%).

Over the course of 2001, Vivendi Environnement won numerous new contracts, both in France and internationally, thereby strengthening its order book over the long term.

~~(1)~~(*) Non-audited.

Water

At Dec. 31, 2000 (in €m)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect
12,768	13,641	+6.8%	+5.5%	+0.4%	+0.9%

Business was very satisfactory in France, showing growth of over 7%. Internal growth held up well because of a good level of design-build business and the continued growth strategy in industrial markets led by Vivendi Water Systems.

In the United States, where revenue is recorded in dollars, a slight decrease was registered. This was due to the country's economic situation, affecting our equipment sales (especially in non-core divisions) and, to a lesser extent, direct business with residential customers. Conversely, the Services business continued to demonstrate strong performance.

In the rest of the world, revenues increased strongly almost 25% through the development of new contracts won in both the municipal and industrial market segments.

Vivendi Water Systems' design-build business grew by 9%, thereby contributing to overall growth.

Waste management

At Dec. 31, 2000 (in €m)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect
5,260	5,914	+12.4%	+8.3%	+3.8%	+0.3%

The waste management segment continued to expand, with a revenue increase of more than 12% and internal growth of 8.3%. External growth of 3.8% was principally the result of expansion in Scandinavia (Marius Pedersen) and the full-year impact of Pacific Waste Management in Hong Kong.

In France, overall revenue growth was affected by the fall in the price of paper. Internal growth was 7.7% excluding this impact.

Revenue of €3.5 billion was generated outside France. Internal growth of approximately 11% came mainly from expansion in the U.K and Northern Europe, and the increased impact of the Novartis contract.

The largest contracts signed in 2001 were with Sheffield and Bromley in the U.K., and with Taiwan and Singapore in Asia, where Onyx continued to expand.

Energy Services

At Dec. 31, 2000 (in €m)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect
2,988	4,017	+34.4%	+15.1%	+19.8%	-0.5%

Revenue at December 31, 2001 reflects the very strong increase in business recorded by Energy Services during the year. The overall increase was 34.4%, including internal growth of 15.1%. The net impact of external growth amounted to €640m. It was principally the result of two factors: the subsidiaries transferred from EDF under the Dalkia-EDF agreement, and the acquisition of Siram in Italy.

In France, internal growth of 12.4% was due to revenue increase for the cogeneration activity and to higher price of energy.

For Dalkia International, which is now consolidated on a proportional basis, internal growth of 20.3% came mainly from Eastern Europe, where Dalkia continued to expand, and from the U.K., due to strong sales initiatives. Lastly, the start-up of several industrial contracts in partnership with other Vivendi Environnement subsidiaries began to take effect.

Transportation

At Dec. 31, 2000 (in €m)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect
3,131	3,099	-1.0%	+2.9%	-1.7%	-2.2%

In France, internal growth of 5.5% was due to strong results in the rail and intercity business activities, the full impact of the Saint-Etienne contract, and the change in indexes (the price of diesel and the fuel-price harmonization in the Greater Paris area).

Outside France, in addition to expansion in Northern and Eastern Europe, Connex strengthened its operations in Spain through Portillo and established itself in the United States by acquiring Yellow Transportation which has already signed two contracts. These developments partially offset the loss of the South Central license in the U.K and of Barraqueiro in Portugal.

The currency exchange effect is the result of business activities in the U.K., Scandinavia and Australia.

FCC

At Dec. 31, 2000 (in €m)	At Dec. 31, 2001 (in €m)	Variation 2001–2000	Internal growth	External growth	Currency exchange effect
2,115	2,455	+16.1%	+14.6%	+1.3%	+0.2%

FCC's revenue increased 16.1%. Internal growth rose 14.6%, due to the award of new concessions for municipal services and new construction contracts.

Vivendi Environnement passed its growth target of 10% despite a challenging environment internationally. Over the course of the last two months, a strong commercial momentum has been confirmed through new contracts. New municipal contracts were signed in Poland (Tarnowskie Gory and Miastecczko Slaskie), Jordan (Ramtha) and Eastern Europe (Vilnius and Tallinn). New industrial contracts included Thomson MultiMedia in Italy and the Futuroscope leisure park near Poitiers in France. This commercial dynamism will enable Vivendi Environnement to continue to see strong revenue growth for 2002.

Vivendi Environnement (Paris Bourse: VIE and NYSE: VE), comprised of Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world.

Visit the company's web site at www.vivendienvironnement-finance.com.

Contact for analysts and institutional investors: Nathalie Pinon+33 01 71 75 01 67

US investor contact: Brian Sullivan+(1) 401-737-4100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2002

VIVENDI ENVIRONNEMENT

By: ______________________

Name: Jerôme Contamine
Title: Chief Financial Officer